EXHIBIT 99.3

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2014

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2014	2013 (1)

Sales	3,079	3,156
Cost of product sold	2,523	2,451

Gross profit	556	705
Expenses
Selling	444	396
General and administrative	100	94
Earnings from associates and joint ventures	(1)	(13)
Other income (note 4)	(40)	(11)

Earnings before finance costs and income taxes	53	239
Finance costs related to long-term debt	19	22
Other finance costs	17	18

Earnings before income taxes	17	199
Income taxes	5	53

Net earnings from continuing operations	12	146
Net loss from discontinued operations (note 2)	(9)	(5)

Net earnings	3	141

Attributable to:
Equity holders of Agrium	2	141
Non-controlling interest	1	—

Net earnings	3	141

Earnings per share attributable to equity holders of Agrium (note 5)
Basic and diluted earnings per share from continuing operations	0.08	0.98
Basic and diluted loss per share from discontinued operations	(0.06)	(0.04)

Basic and diluted earnings per share	0.02	0.94

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2014	2013

Net earnings	3	141
Other comprehensive loss
Items that are or may be reclassified to earnings
Share of comprehensive income of associates and joint ventures	1	1
Foreign currency translation differences
Losses	(106)	(24)

Other comprehensive loss	(105)	(23)

Comprehensive (loss) income	(102)	118

Attributable to:
Equity holders of Agrium	(103)	118
Non-controlling interest	1	—

Comprehensive (loss) income	(102)	118

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2014	2013 (1)

Operating
Net earnings from continuing operations	12	146
Adjustments for
Depreciation and amortization	127	108
Earnings from associates and joint ventures	(1)	(13)
Share-based payments	31	16
Unrealized gain on derivative financial instruments	(14)	(7)
Unrealized foreign exchange (gain) loss	(2)	16
Interest income	(11)	(15)
Finance costs	36	40
Income taxes	5	53
Other	12	5
Interest received	12	15
Interest paid	(32)	(56)
Income taxes paid	(36)	(255)
Dividends from associates and joint ventures	1	1
Net changes in non-cash working capital	648	306

Cash provided by operating activities	788	360

Investing
Acquisitions, net of cash acquired	(16)	(34)
Capital expenditures	(459)	(337)
Capitalized borrowing costs	(23)	(9)
Purchase of investments	(26)	(8)
Proceeds from disposal of investments	12	—
Other	(22)	(10)
Net changes in non-cash working capital	24	14

Cash used in investing activities	(510)	(384)

Financing
Short-term debt	(349)	65
Long-term debt issued	—	10
Repayment of long-term debt	(10)	(41)
Dividends paid	(108)	(75)
Shares issued	—	2

Cash used in financing activities	(467)	(39)

Effect of exchange rate changes on cash and cash equivalents	(3)	(7)

Decrease in cash and cash equivalents from continuing operations	(192)	(70)
Cash and cash equivalents used in discontinued operations (note 2)	(17)	(3)
Cash and cash equivalents – beginning of period	801	658

Cash and cash equivalents – end of period	592	585

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	March 31,		December 31,
	2014	2013	2013
Assets
Current assets
Cash and cash equivalents	592	585	801
Accounts receivable	2,143	2,395	2,105
Income taxes receivable	106	103	78
Inventories	4,789	4,604	3,413
Advance on acquisition of Viterra Inc. (note 3)	—	1,774	—
Prepaid expenses and deposits	379	544	805
Other current assets	124	—	104
Assets held for sale (note 2)	230	—	202

	8,363	10,005	7,508
Property, plant and equipment (note 8)	5,193	3,705	4,960
Intangibles	724	616	738
Goodwill	1,970	2,356	1,958
Investments in associates and joint ventures	639	645	639
Other assets	114	113	99
Deferred income tax assets	78	89	75

	17,081	17,529	15,977

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 6)	397	1,370	764
Accounts payable	5,721	5,259	3,985
Income taxes payable	2	—	2
Current portion of long-term debt	54	478	58
Current portion of other provisions	115	103	112
Liabilities held for sale (note 2)	59	—	44

	6,348	7,210	4,965
Long-term debt	3,058	2,078	3,066
Post-employment benefits	131	185	135
Other provisions	410	422	426
Other liabilities	35	78	59
Deferred income tax liabilities	514	594	530

	10,496	10,567	9,181

Shareholders’ equity
Share capital	1,820	1,892	1,820
Retained earnings	5,139	5,019	5,253
Accumulated other comprehensive (loss) income	(376)	48	(279)

Equity holders of Agrium	6,583	6,959	6,794
Non-controlling interest	2	3	2

	6,585	6,962	6,796

	17,081	17,529	15,977

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions of common shares	Share capital	Retained earnings	Available for sale financial instruments	Foreign currency translation	Comprehensive loss of associates and joint ventures	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2012	149	1,890	4,955	—	74	(3)	71	6,916	4	6,920

Net earnings	—	—	141	—	—	—	—	141	—	141
Other comprehensive income (loss), net of tax
Other	—	—	—	—	(24)	1	(23)	(23)	—	(23)

Comprehensive income (loss), net of tax	—	—	141	—	(24)	1	(23)	118	—	118
Dividends	—	—	(75)	—	—	—	—	(75)	—	(75)
Non-controlling interest transactions	—	—	(2)	—	—	—	—	(2)	(1)	(3)
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2

March 31, 2013	149	1,892	5,019	—	50	(2)	48	6,959	3	6,962

December 31, 2013	144	1,820	5,253	(8)	(264)	(7)	(279)	6,794	2	6,796

Net earnings	—	—	2	—	—	—	—	2	1	3
Other comprehensive income (loss), net of tax
Other	—	—	—	—	(106)	1	(105)	(105)	—	(105)

Comprehensive income (loss), net of tax	—	—	2	—	(106)	1	(105)	(103)	1	(102)
Dividends	—	—	(108)	—	—	—	—	(108)	—	(108)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(1)	(1)
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	8	—	—	8	—	—	—

March 31, 2014	144	1,820	5,139	—	(370)	(6)	(376)	6,583	2	6,585

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2014

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two core strategic business units:

•	Retail: Distributes crop nutrients, crop protection products, seed and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe, and produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina, and production of ESN®, (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Owning and operating mines and production facilities in Alberta and Idaho;

•	Product purchased for resale: Marketing nutrient products from other suppliers in North and South America and Europe; and

•	Ammonium sulfate and other: Producing blended crop nutrients and micronutrients.

Additional information on our operating segments is included in note 9.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 6, 2014. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2013 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2014

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

2.	Discontinued Operations, Assets and Liabilities Held for Sale

Condensed information of discontinued operations	Three months ended March 31,
	2014	2013
Operating information
Discontinued operations of assets held for sale
Sales	60	68
Expenses	71	75

Loss before income taxes	(11)	(7)
Income tax recovery	(2)	(2)

Net loss from discontinued operations	(9)	(5)

Cash used in operating activities	(17)	(3)

Balance sheet information	March 31, 2014
Accounts receivable	81
Inventories	94
Property, plant and equipment	26
Intangibles	27
Deferred income tax assets	2

Assets held for sale	230

Accounts payable	58
Income taxes payable	1

Liabilities held for sale	59

3.	Business Acquisition

Viterra Inc.

We completed the acquisition of 100 percent of certain Canadian and Australian agri-products assets of Viterra Inc. on October 1, 2013. We engaged independent valuation experts to assist us in determining the fair value of the assets acquired and liabilities assumed. During March 2014, we finalized our purchase price allocation without change to the fair values disclosed in our 2013 Annual Report.

4.	Other Expenses

Other expenses	Three months ended March 31,
	2014	2013
Realized gain on derivative financial instruments	(33)	(14)
Unrealized gain on derivative financial instruments	(14)	(7)
Foreign exchange loss	12	19
Interest income	(11)	(15)
Environmental remediation and asset retirement obligations	(2)	1
Bad debt expense	5	5
Potash profit and capital tax	3	4
Other	—	(4)

	(40)	(11)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2014

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

5.	Earnings per Share

Attributable to equity holders of Agrium	Three months ended March 31,
	2014	2013
Numerator
Net earnings from continuing operations	11	146
Net loss from discontinued operations	(9)	(5)

Net earnings	2	141

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	144	149

6.	Debt

			March 31, 2014	December 31, 2013
	Maturity	Rate
Short-term debt
Commercial paper	2014	0.29	150	503
Credit facilities		2.02	247	261

			397	764

In April 2014, we filed a Base Shelf Prospectus permitting the issuance of up to $2.5-billion of common shares, debt and other securities until May 2016. Issuance of securities requires us to file a prospectus supplement and is subject to availability of funding in capital markets.

7.	Financial Instruments

Natural gas derivatives outstanding	March 31,			December 31,
	2014			2013
	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
AECO Swaps (BCF)	60	2014-2018	15	8	2014	—

			15			—

Balance sheet presentation	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Accounts receivable	36	(33)	3	26	(26)	—
Other assets	189	(177)	12	—	—	—
Accounts payable	(33)	33	—	(26)	26	—
Other liabilities	(177)	177	—	—	—	—

	15	—	15	—	—	—

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2014

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	March 31,
	2014
	Fair value		Carrying
Classification of financial instruments measured at fair value	Level 1	Level 2	value
Accounts receivable – derivatives	6	—	6
Other current financial assets – marketable securities	21	86	107
Other financial assets – derivatives	12	—	12
Accounts payable – derivatives	5	—	5

Classification of fair value of long-term debt
Debentures	—	3,269	2,990

	December 31,
	2013
	Fair value		Carrying
Classification of financial instruments measured at fair value	Level 1	Level 2	value
Cash and cash equivalents	—	801	801
Accounts receivable – derivatives	1	—	1
Other current financial assets
Available for sale – equities	14	—	14
Available for sale – fixed income	—	90	90
Other financial assets
Available for sale	12	—	12
Accounts payable – derivatives	—	2	2

Classification of fair value of long-term debt
Debentures	—	3,124	2,989

There have been no transfers between Level 1 and Level 2 fair value measurements in the three months ended March 31, 2014 or March 31, 2013. We do not measure any of our financial instruments using Level 3 inputs.

8.	Additional Information

Property, plant and equipment

During the three months ended March 31, 2014, we added $290-million to assets under construction at our Vanscoy Potash facility.

Dividends

March 31,
2014
Declared			Paid to	Total
Effective	Per share	Total	Shareholders
December 12, 2013	0.75	108	January 16, 2014	108
February 21, 2014	0.75	108	April 17, 2014	NA

Share capital

During the three months ended March 31, 2014, we granted share-based compensation awards to officers and employees consisting of 418,482 Tandem Stock Appreciation Rights with a grant price of $90.53 and 215,073 Performance Share Units.

Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2014

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

9.	Operating Segments

	Three months ended March 31,
Segment operations	2014	2013
Sales
Retail
North America	1,721	1,590
International	511	549

Total Retail	2,232	2,139

Wholesale
Nitrogen	383	434
Potash	128	152
Phosphate	167	162
Product purchased for resale	294	352
Ammonium sulfate and other	89	92

Total Wholesale	1,061	1,192

Other	(214)	(175)

	3,079	3,156

Inter-segment sales
Retail	5	4
Wholesale	209	171

	214	175

Earnings before income taxes
Retail
North America	(82)	(23)
International	27	(5)

Total Retail	(55)	(28)

Wholesale
Nitrogen	100	186
Potash	46	84
Phosphate	2	37
Product purchased for resale	4	6
Ammonium sulfate and other	19	30

	171	343
Unallocated expenses	(7)	9

Total Wholesale	178	334

Other	(70)	(67)

Earnings before finance costs and income taxes	53	239
Finance costs related to long-term debt	19	22
Other finance costs	17	18

Earnings before income taxes	17	199

	Three months ended March 31,
	2014	2013
Retail sales
Crop nutrients	896	802
Crop protection products	730	786
Seed	298	285
Merchandise	186	120
Services and other	122	146

	2,232	2,139

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2014

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

During the three months ended March 31, 2014, reports reviewed on a regular basis by our senior leadership team ceased to include the separate results of ESN and Micronutrients, which we have reported in the preceding tables with the results of our Nitrogen and Ammonium Sulfate and Other segments. We have revised comparative figures to reflect the new classification.

10.	Significant Accounting Policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied by Agrium in our 2013 Annual Report.

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact
New	IFRS 9	Financial Instruments (as amended in November 2013) replaces previous guidance on the classification and measurement of non-derivative financial assets. IFRS 9 also adds guidance replacing previous hedge accounting requirements to more closely align the accounting with risk management activities.	Adopted all of the requirements of IFRS 9 on January 1, 2014, retrospectively without restatement of prior periods	As described below
Amended	IAS 32	Offsetting Financial Assets and Liabilities clarifies requirements for the rights of set-off and provisions on net settlement.	Adopted January 1, 2014, retrospectively	No material impact
New	IFRIC 21	Levies establishes guidance on accounting for levies imposed by governments.	Adopted January 1, 2014, retrospectively	No material impact

Impact of Adoption of IFRS 9 (2013)

On adoption of IFRS 9, in accordance with its transitional provisions, we have not restated prior periods but have classified the financial assets that we held at January 1, 2014 retrospectively based on the new classification requirements and the characteristics of each financial instrument at the transition date. Adoption of IFRS 9 resulted in balance sheet reclassifications without impact to earnings.

Accounting policy changes adopted under IFRS 9 Financial Instruments

We recognize a financial asset or a financial liability when we become a party to the contractual provisions of the instrument. We classify and measure financial assets on initial recognition as described below.

Classification of financial instruments

Characteristics of financial assets	Category on initial recognition
If the objective of our business model for a debt investment is to:	Amortized cost
• Hold the asset to collect the contractual cash flows; and
• The contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest.
All financial instruments not at amortized cost	Fair value

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2014

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Recognition and measurement of financial instruments

	Fair value through profit or loss (“FVTPL”)	Fair value through other comprehensive income (“FVTOCI”)	Financial assets and liabilities at amortized cost (“AC”)
Instrument type	Debt, equity or derivative	Equity	Debt

Measurement	Fair value	Fair value	Amortized cost

Fair value gains (losses)	Profit or loss	Other comprehensive income (1)(2)	-

Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate

Impairment	Profit or loss (assets)	Other comprehensive income (2)	Profit or loss (assets)

Foreign exchange	Profit or loss	Other comprehensive income (2)	Profit or loss

Transaction costs	Profit or loss	Included in cost of instrument	Included in cost of instrument

(1)	For equity investments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. We did not make any such elections.

(2)	If we elect to present unrealized and realized fair value gains and losses on equity investments in other comprehensive income, there is no subsequent recycling of fair value gains and losses to profit or loss. We would recognize dividends from such investments in profit or loss as long as they represent a return on investment.

(3)	We may make an election under certain circumstances to irrevocably designate a financial asset or financial liability as measured at fair value. We did not make any such elections.

For financial liabilities, IFRS 9 retains most of the IAS 39 requirements. Because we do not have any financial liabilities designated at fair value through profit or loss or embedded derivatives, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities or derivative financial instruments. We do not currently carry any derivative investments that we have designated as hedging instruments.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2014

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

We recognize purchases and sales of financial assets on the trade date, which is the date on which we commit to purchase or sell the asset. We derecognize financial assets when the rights to receive cash flows from the investments have expired or we have transferred them, and we have transferred substantially all risks and rewards of ownership. We recognize derivative contracts with physical delivery that meet certain conditions on the settlement date.

Classification of financial instruments

Financial instrument	Category under IAS 39	Category under IFRS 9
Financial assets
Cash and cash equivalents (1)	FVTPL	AC
Accounts receivable – trade (1)	L&R	AC
Accounts receivable – derivatives	FVTPL	FVTPL
Advance on acquisition of Viterra Inc. (1)	L&R	-
Other financial assets – marketable securities (2)	AFS	FVTPL
Other financial assets – receivables	L&R	AC
Other financial assets – investments (3)	AFS	AC
Other financial assets – derivatives	FVTPL	FVTPL
Financial liabilities
Short-term debt (1)	AC	AC
Accounts payable – trade (1)	AC	AC
Accounts payable – derivatives	FVTPL	FVTPL
Long-term debt	AC	AC
Other financial liabilities	AC	AC
Other financial liabilities – derivatives	FVTPL	FVTPL

(1)	Carrying value approximates fair value due to the short-term nature of the instruments.

(2)	We reclassified marketable securities of $104-million classified as current assets available for sale at January 1, 2014 to fair value through profit or loss ($95-million) and amortized cost ($9-million) without any fair value gain or loss on reclassification. We transferred net accumulated fair value losses of $8-million on these securities classified as available for sale at January 1, 2014 to retained earnings.

(3)	We reclassified investments of $12-million classified as non-current assets available for sale at January 1, 2014 to amortized cost without any gain or loss on reclassification.